CONSENT OF QUALIFIED PERSON

I, Martin Wafforn, consent to the public filing by Pan American Silver Corp. of the technical report titled “NI 43-101 Technical Report for the La Colorada Property, Zacatecas, Mexico” with an effective date of March 24, 2026.

Dated May 6, 2026.

/s/ Martin Wafforn
Martin Wafforn, P.Eng.